SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

February 7th, 2007

JANUARY 2007 TRAFFIC

Passenger activity

➢	2.3% increase in traffic with load factor maintained at the high level of 79.0%
➢	Further increase in unit revenue

Passenger activity

In January, Air France-KLM posted a 2.3% rise in traffic, in line with the rise in capacity of 2.4%. The load factor remained stable at the high level of 79.0%. The Group carried over 5.5 million passengers, up 2.2%.

As in previous months, the Group posted a further increase in yield in January thanks to a rise in all segments.

-	On the Americas, traffic and capacity increased by 1.0%. The load factor remained stable at the high level of 83.9%.

-	The Asian activity remained buoyant with traffic up 6.8% in line with the increase in capacity (+6.9%); the load factor remained at the high level of 84.4% (-0.2 points).

-	On the Africa & Middle-East network, traffic increased by 2.9%, while capacity was up 2.2%. The load factor improved by 0.5 points to 79.4%.

-	On the Caribbean & Indian Ocean network, traffic was down 2.5% with capacity down by 3.1%. The load factor improved by 0.6 points to reach the high level of 86.7%.

-	The European network saw a rise in traffic of 2.6% while capacity increased by 3.3%. The load factor stood at 62.5% (-0.4 points).

Cargo activity

In January 2007, the cargo load factor progressed by 0.5 points to 62.7%, with a reduction in capacity of 1.8%, exceeding the 1.1% reduction in traffic.

Agenda

Wednesday, February 14th 2007:

➢	Audio-web conference at 4:00 pm (CET)
to connect to the conference call, please dial:
-	UK 00 44 207 162 0125 (password: AKH)
-	US 1 334 323 6203 (password: AKH)

➢	To see the presentation, go to the following website:
http://airfranceklm.momentys.com (password: AKHQ3)

➢	For instant replay, please dial:
-	UK 020 7031 4064 (code: 735088)
-	US 1 954 334 0342 (code: 735088)

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	January			Cumulative
Total Group	2007	2006	%	2006-07	2005-06%
Passengers carried (000s)	5,556	5,437	2.2%	62,056	59,214	4.8%
Revenue pax-kilometers (RPK)	16,105	15,736	2.3%	167,966	159,389	5.4%
Available seat-kilometers (ASK)	20,397	19,921	2.4%	205,965	196,684	4.7%
Load factor (%)	79.0%	79.0%	(0.0)	81.6%	81.0%	0.5

Europe (including France)
Passengers carried (000s)	3,726	3,641	2.3%	43,401	41,449	4.7%
Revenue pax-kilometers (RPK)	2,828	2,757	2.6%	34,214	32,206	6.2%
Available seat-kilometers (ASK)	4,523	4,378	3.3%	47,708	45,389	5.1%
Load factor (%)	62.5%	63.0%	(0.4)	71.7%	71.0%	0.8

America (North and South)
Passengers carried (000s)	649	650	(0.2%)	7,465	7,203	3.6%
Revenue pax-kilometers (RPK)	4,937	4,888	1.0%	54,991	52,899	4.0%
Available seat-kilometers (ASK)	5,886	5,827	1.0%	63,092	60,977	3.5%
Load factor (%)	83.9%	83.9%	(0.0)	87.2%	86.8%	0.4

Asia / Pacific
Passengers carried (000s)	442	409	8.1%	4,344	3,882	11.9%
Revenue pax-kilometers (RPK)	3,774	3,535	6.8%	37,510	33,960	10.5%
Available seat-kilometers (ASK)	4,473	4,183	6.9%	43,310	39,834	8.7%
Load factor (%)	84.4%	84.5%	(0.2)	86.6%	85.3%	1.4

Africa / Middle East
Passengers carried (000s)	436	427	2.0%	4,321	4,093	5.6%
Revenue pax-kilometers (RPK)	2,348	2,282	2.9%	22,902	21,350	7.3%
Available seat-kilometers (ASK)	2,956	2,891	2.2%	29,358	27,354	7.3%
Load factor (%)	79.4%	78.9%	0.5	78.0%	78.1%	(0.0)

Caribbean / Indian Ocean
Passengers carried (000s)	303	309	(2.0%)	2,525	2,588	(2.5%)
Revenue pax-kilometers (RPK)	2,218	2,274	(2.5%)	18,350	18,973	(3.3%)
Available seat-kilometers (ASK)	2,559	2,642	(3.1%)	22,497	23,130	(2.7%)
Load factor (%)	86.7%	86.1%	0.6	81.6%	82.0%	(0.5)

Cargo activity (in millions)
	January			Cumulative
Total Group	2007	2006	%	2006-07	2005-06%
Revenue tonne-km (RTK)	823	832	(1.1%)	9,183	9,009	1.9%
Available tonne-km (ATK)	1,314	1,339	(1.8%)	13,885	13,745	1.0%
Load factor (%)	62.7%	62.2%	0.5	66.1%	65.5%	0.6

Europe (including France)
Revenue tonne-km (RTK)	7	5	22.5%	70	71	(0.0%)
Available tonne-km (ATK)	43	41	4.6%	468	459	1.9%
Load factor (%)	15.6%	13.3%	2.3	15.1%	15.3%	(0.3)

America (North & South)
Revenue tonne-km (RTK)	280	296	(5.3%)	3,078	3,071	0.2%
Available tonne-km (ATK)	430	456	(5.7%)	4,565	4,730	(3.5%)
Load factor (%)	65.1%	64.8%	0.3	67.4%	64.9%	2.5

Asia / Pacific
Revenue tonne-km (RTK)	404	411	(1.6%)	4,608	4,587	0.4%
Available tonne-km (ATK)	595	604	(1.5%)	6,489	6,282	3.3%
Load factor (%)	68.0%	68.0%	(0.1)	71.0%	73.0%	(2.0)

Africa / Middle East
Revenue tonne-km (RTK)	90	78	15.1%	933	816	14.3%
Available tonne-km (ATK)	158	146	8.2%	1,523	1,391	9.5%
Load factor (%)	57.1%	53.6%	3.4	61.3%	58.7%	2.6

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	42	42	0.8%	493	463	6.4%
Available tonne-km (ATK)	88	92	(3.6%)	839	882	(4.9%)
Load factor (%)	48.0%	45.9%	2.1	58.7%	52.5%	6.2

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: February 7, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations